UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission file number 001-34886

Elster Group SE

(Translation of Registrant’s Name into English)

Frankenstrasse 362

45133 Essen

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains an announcement of Elster Group SE dated March 16, 2012.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Simon Beresford-Wylie
Name:	Simon Beresford-Wylie
Title:	Managing Director and Chief Executive Officer

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and Chief Legal Officer

Date: March 16, 2012

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On March 16, 2012, the Managing Directors of Elster Group SE (the “Company”), with the approval of the Company’s Administrative Board, approved a stock repurchase plan (the “Repurchase Plan”) providing for the repurchase of up to 750,000 of the Company’s American Depositary Shares (“ADSs”) to facilitate grants of share-based awards under the Company’s Long Term Incentive Plan.

On March 16, 2012, the Company entered into a Rule 10b5-1 trading plan (the “10b5-1 Plan”) with an independent broker-dealer for the repurchase of up to 750,000 ADSs. The 10b5-1 Plan will terminate on September 17, 2012 and is intended to comply with Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

Pursuant to the Repurchase Plan, the independent broker-dealer will act as the Company’s agent to repurchase the ADSs under the 10b5-1 Plan in open market transactions on pre-arranged terms during a period beginning on April 16, 2012 and ending on September 17, 2012. Repurchases are subject to Securities and Exchange Commission (“SEC”) regulations as well as certain market price, volume and timing conditions specified in the Repurchase Plan. Because purchases under the Repurchase Plan are at the discretion of the independent broker-dealer and are subject to certain pricing parameters, there is no guarantee as to the exact number of ADSs that will be repurchased under the 10b5-1 Plan. Transactions under the Repurchase Plan will be disclosed publicly, on an aggregated basis, in the Company’s annual report on Form 20-F filed with the SEC.

The Repurchase Plan is intended to also comply with the safe harbor provisions for repurchases of own shares set forth in Sec. 14 and 20a German Securities Trading Act (Wertpapierhandelsgesetz) and EC Commission Regulation (EC) No. 2273/2003 (“EC-Regulation”). Transactions under the Repurchase Plan will in accordance with Art. 4 (4) of the EC-Regulation also be disclosed publicly no later than the end of the seventh daily market session following the date of execution of such transactions.

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